                                                                      EXHIBIT 12

                     LEHMAN BROTHERS INC. AND SUBSIDIARIES
          COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN MILLIONS)

                                                        FOR THE             FOR THE           FOR THE
                              FOR THE YEAR           ELEVEN MONTHS       TWELVE MONTHS     TWELVE MONTHS
                                  ENDED                  ENDED               ENDED             ENDED
                              DECEMBER 31,           NOVEMBER 30,        NOVEMBER 30,      NOVEMBER 30,
                           -------------------       -------------       -------------     -------------
                            1992         1993            1994                1995              1996
                           ------       ------       -------------       -------------     -------------
Fixed charges:
  Interest expense:
     Subordinated
       indebtedness......  $  210       $  192          $   184             $   204           $   221
     Bank loans and other
       borrowings*.......   4,363        4,393            5,661               9,750             9,900
     Interest component
       of rentals of
       office and
       equipment.........      64           62               27                  25                18
  Other adjustments**....     127          101               53                   2                 7
                           ------       ------           ------             -------           -------
     TOTAL (A)...........  $4,764       $4,748          $ 5,925             $ 9,981           $10,146
                           ======       ======           ======             =======           =======
Earnings:
  Pre-tax income (loss)
     from continuing
     operations..........  $  319       $ (146)         $     1             $    78           $   309
  Fixed charges..........   4,764        4,748            5,925               9,981            10,146
  Other adjustments***...     (68)         (68)             (52)                 (1)               (6)
                           ------       ------           ------             -------           -------
     TOTAL (B)...........  $5,015       $4,534          $ 5,874             $10,058           $10,449
                           ======       ======           ======             =======           =======
(B/A)....................    1.05         ****             ****                1.01              1.03

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*     Includes amortization of long-term debt discount.
** Other adjustments include capitalized interest and debt issuance costs, amortization of capitalized interest and preferred stock dividends of a wholly owned subsidiary.
*** Other adjustments include adding the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company and subtracting capitalized interest costs and undistributed net income of affiliates accounted for at equity and preferred stock dividends of a wholly owned subsidiary.
**** Earnings were inadequate to cover fixed charges and would have had to increase approximately $214 million in 1993 and $51 million in 1994 in order to cover the deficiencies.